IT IS ORDERED as set forth below:

Date: February 7, 2012

Paul W. Bonapfel

U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT NORTHERN DISTRICT OF GEORGIA ATLANTA DIVISION

IN RE: : CHAPTER 11

:

CDC CORPORATION, : CASE NO. 11-79079

:

Debtor.	:	JUDGE BONAPFEL

CDC CORPORATION,	:

: Plaintiff, :

:

: :	Adversary Proceeding No. 12-05032

CDC SOFTWARE CORPORATION, : CDC SOFTWARE, INC., : ROSS SYSTEMS, INC., : PIVOTAL CORPORATION, and : TRADEBEAM, INC. :

: Defendants. :

:

ORDER GRANTING PRELIMINARY INJUNCTION PURSUANT TO 11 U.S.C. §105(a) TO ENJOIN DISPOSITION OR
ENCUMBRANCE OF ASSETS OR STOCK IN SUBSIDIARIES OR BUSINESS UNITS OUTSIDE OF THE ORDINARY
COURSE OF BUSINESS

On January 17, 2012, Plaintiff filed a Motion for Preliminary Injunction to Enforce Provisions of 11 U.S.C. §362 and to Enjoin Disposition of Assets or Stock in Subsidiaries or Business Units Outside of the Ordinary Course of Business (the “Motion”). The matter came before this Court on January 24, January 26, and February 1, 2012 for evidentiary hearings on the Motion (the “Hearings”), at which counsel for Debtor, counsel for the Defendants, counsel for the Committee of Equity Security Holders, counsel for Peter Yip, counsel for Evolution, counsel for Robeco (via telephone), and counsel for the Office of the United States Trustee appeared.

After affording all parties and parties in interest an opportunity to make presentations of evidence and testimony and to make legal argument, and after reviewing and considering the evidence, testimony, and arguments of counsel, the Court announced its findings of fact and conclusions of law on the record at the conclusion of the Hearings. Based on the Court’s findings of fact and conclusions of law, which the Court incorporates as part of this Order, the Court ruled that the Motion should be granted to the extent and for the reasons stated on the record at the Hearings.

IT IS THEREFORE ORDERED as follows:

1. Plaintiff’s Motion for Preliminary Injunction to Enforce Provisions of 11 U.S.C. §362 and to Enjoin Disposition of Assets or Stock in Subsidiaries or Business Units Outside of the Ordinary Course of Business is GRANTED only to the extent set forth herein.

2. The Motion is denied to the extent it contends that Defendants violated the automatic stay of 11 U.S.C. §362(a).

3. No bond or security is required of Plaintiff pursuant to Rule 7065 of the Federal Rules of

Bankruptcy Procedure.

2

4. Defendants, or any person acting through or on behalf of Defendants, or any employees and/or representatives of Defendants, and any person who has notice of this preliminary injunction order, are hereby restrained and enjoined until further Order of the Court from taking the following actions without approval from this Court or approval from the Debtor:

(a) disposing of, transferring, pledging, selling (or making commitments to sell) assets or stock interests outside of the ordinary course of their businesses;

(b) incurring debts outside of the ordinary course of their businesses;

(c) committing resources to effect a transaction that interferes with or impedes the Debtor’s proposed sale process, provided, however, that this Order does not prevent the Defendants from developing and proposing a plan of reorganization in the Debtor’s bankruptcy case (a “Competing Plan”), from participating in this case, or from pursuing a proposed transaction or series of proposed transactions that (i) would, after confirmation of a Competing Plan, be effected in order to implement a Competing Plan and (ii) do not commit any of the Defendants or their assets without confirmation of a plan or further order of this Court;1

(d) taking any action listed in Section 5.01(i)(1), (2) or (3) of that certain Shared Purchase Agreement, dated February 1, 2012 between CDC Corporation, CDC Software International Corporation and Archipelago Holdings (the “Purchase Agreement”), that would have, or could reasonably be expected to have, a Material Adverse Effect, as defined in the Purchase Agreement as in effect on the date hereof; and

(e) taking any other action outside of the ordinary course of their businesses that may materially diminish the value of the Debtor’s interest in its assets, including, but not limited to,

it.

1This Order does not authorize or approve such activity and neither approves nor disapproves taking any of the following actions:

i) amending or otherwise modifying their organizational documents or altering, through merger, liquidation, reorganization, restructuring or in any other fashion, their corporate structure or ownership;

ii) issuing or selling, or authorizing for issuance or sale, or granting any options or making other agreements, arrangements or understandings with respect to, any shares of their capital stock or any other of their securities, or altering any term of any of their outstanding securities or making any change in their outstanding shares of capital stock or other ownership interests or their capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

iii) mortgaging, pledging or granting any security interest in any of their assets, except in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

iv) declaring, setting aside, making or paying any dividend or other distribution to any holder with respect to their capital stock or other securities;

v) redeeming, purchasing or otherwise acquiring, directly or indirectly, any of their capital stock or other securities;

vi) increasing the compensation of any of their employees or executives, except in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

vii) adopting or, except as otherwise required by Law, amending, any Employee Benefit Plan, except in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

viii) entering into any new material contract, or amending, modifying, extending, renewing, or terminating any existing material contract, except in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

ix) incurring or assuming any indebtedness for borrowed money or guaranteeing any obligation or the net worth of any person or entity, except for endorsements of negotiable instruments for collection in the ordinary course of business consistent with past practice;

x) incurring any liabilities, debts or obligations (whether absolute, accrued, contingent or otherwise), except for liabilities incurred in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

xi) incurring any liability, debt or obligation (whether absolute, accrued, contingent or otherwise) to or of any affiliate, or making any loan to any affiliate, except in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

xii) discharging or satisfying any encumbrance other than those which are required to be discharged or satisfied during such period in accordance with their original terms;

xiii) paying any obligation or liability (absolute, accrued, contingent or otherwise), whether due or to become due, except for any current liabilities and the current portion of any long term liabilities in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

xiv) canceling, waiving or compromising any debt or claim except in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

xv) making any loan or advance to any person or entity, other than travel and other similar routine advances to employees in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

xvi) purchasing or acquiring any capital stock or other securities of any other corporation or any ownership interest in any other business enterprise or entity;

xvii) subjecting any of their intellectual property (including trademarks, service marks, trade names, patents, copyrights, and all registrations and applications for any of the foregoing, licenses, proprietary information, proprietary computer and software programs [including all source code and object code], and applications, and all documentation and media constituting, describing or relating to the above) to any sale, transfer, license, or lien, except in the ordinary course of business consistent with past practice and in a commercially reasonable manner; and

xviii) moving or transferring any of their intellectual property (as defined in the previous subparagraph) from the location where such property is currently located or situated to any other jurisdiction.

5. Nothing contained herein shall prohibit the Defendants from seeking to modify this Order for cause or from seeking approval to take any prohibited action.

6. Defendants shall cooperate in good faith with the Debtor’s established due diligence processes and in the efforts of Debtor or any other bona fide and/or reasonably legitimate third party that wishes to submit a plan of reorganization in this case to conduct due diligence as part of their plan preparation processes.

7. The Debtor shall likewise cooperate in good faith with the due diligence processes and efforts of the Defendants or any other bona fide and/or reasonably legitimate third party that wishes to submit a plan of reorganization in this case or to conduct due diligence efforts as part of their Competing Plan preparation processes.

8. Notwithstanding anything to the contrary in this Order, Defendant CDC Software, Inc.

is not enjoined or prohibited from satisfying or settling the claim of Mark Elconin and Al Smith

(“Judgment Creditors”), who obtained a 2010 judgment against Defendant CDC Software, Inc., and who have filed a motion to intervene in this adversary proceeding (Docket No. 9). Nor shall anything contained in this Order be deemed to bar, limit or enjoin the Judgment Creditors from underataking any action to collect or enforce their Judgment against CDC Software, Inc. and its assets.

9. Nothwithstanding anything to the contrary in this Order, nothing herein precludes or restricts the Securities and Exchange Commission from performing its statutory duties against any person or entity in accordance with applicable nonbankruptcy law.

[END OF DOCUMENT]

REVISED BY COURT BASED ON PROPOSED ORDER ORIGINALLY SUBMITTED BY:

Prepared and presented by:

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Attorneys for Debtor

By: James C. Cifelli James C. Cifelli
Georgia Bar No. 125750 jcifelli@lcsenlaw.com
3343 Peachtree Road, N.E. East Tower, Suite 550
Atlanta, Georgia 30326-1022 (404) 262-7373 (phone)
(404) 262-9911 (facsimile)